Exhibit 99.6

SECOND *QUARTERLY REPORT*
NOVEMBER 2011

BRITISH
COLUMBIA

Second Quarterly Report

Economic Outlook,

2011/12 Financial Update

&

Six Month Results

April — September 2011

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

TABLE OF CONTENTS

2011/12 Second Quarterly Report	November 28, 2011

Summary	1

Part One: Updated Financial Forecast

Introduction	3

Revenue	5

Expense	6
Consolidated Revenue Fund spending	6
Operating transfers to service delivery agencies	6
Spending recovered from third parties	7
Service delivery agency spending	7
Government employment (FTEs)	7

Provincial capital spending	8

Provincial debt	9

Risks to the 2011/12 outlook	10

Tables:
1.1 Budget 2011 and Quarterly Report Forecasts	3
1.2 2011/12 Forecast Update	4
1.3 2011/12 Capital Spending Update	8
1.4 2011/12 Provincial Debt Update	9

Part Two: Economic Review and Outlook

Summary	11

Comparison to private sector forecasts	11

British Columbia economic activity	12
Labour market	12
Consumer spending and housing	13
External trade and commodity markets	15

British Columbia economic outlook	16
Economic Forecast Council	16

Second Quarterly Report 2011/12

Table of Contents

Risks to the outlook	17

External environment	17
United States	17
Canada	20
Other economies	22
Financial markets	23

Tables:
2.1 British Columbia Economic Indicators	12
2.2 Private Sector Canadian Interest Rate Forecasts	24
2.3 Private Sector Exchange Rate Forecasts	25

Topic Box:
Provincial Economic Accounts Update	26

Appendix
Financial results for the six months ended September 30, 2011 and 2011/12 full-year forecast	27

Second Quarterly Report 2011/12

ii

SUMMARY

2011/12 Second Quarterly Report	November 28, 2011

Budget 2011 and Quarterly Report Forecasts

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2011	Report	Report
Revenue	41,337	40,593	40,870
Expense	(41,912)	(43,021)	(43,611)
Deficit before forecast allowance	(575)	(2,428)	(2,741)
Forecast allowance	(350)	(350)	(350)
Deficit	(925)	(2,778)	(3,091)

Capital spending:
Taxpayer-supported capital spending	4,105	4,331	4,161
Self-supported capital spending	3,243	3,348	3,229
	7,348	7,679	7,390
Provincial Debt:
Government direct operating debt	8,763	9,325	9,165
Taxpayer-supported debt	36,816	36,872	36,521
Self-supported debt	16,271	16,265	16,241
Total debt (including forecast allowance)	53,437	53,487	53,112

Taxpayer-supported debt-to-GDP ratio	17.5%	17.5%	17.2%

	2011
Economic Forecast:
Real GDP growth	2.0%	2.0%	2.0%
Nominal GDP growth	4.1%	4.2%	4.2%

Fiscal outlook deteriorates slightly

•                  The province’s projected deficit for 2011/12 has deteriorated by $313 million since the first Quarterly Report.

•                  The second Quarterly Report reflects a change in accounting treatment for the repayment of the final HST transition funding received on July 1, 2011. Instead of a reduction in revenue, the $580 million will also be shown as an expense, resulting in a $580 million increase to both revenue and expense with no impact on the deficit.

•                  Excluding this accounting change, the current forecast projects a $303 million decrease in revenue and a $10 million increase in spending.

•                  The revenue projections reflect lower taxation revenue (mainly corporate income tax), the impact of lower commodity prices on natural resource revenue, and reduced net income projections from commercial Crown corporations (mainly ICBC).

2011/12 changes from the first Quarterly Report

•                  Aside from the HST transition funding repayment, projected spending includes $30 million in additional statutory emergency program flood-related costs, partially offset by a net $20 million reduction in operating expenses.

•                  Government continues to face significant spending pressures which ministries and agencies will work to manage within existing budgets, with additional funding provided from the Contingencies vote as necessary.

•                  Government has maintained the forecast allowance at $350 million, reflecting the fiscal plan risks over the remainder of the fiscal year.

•                  At $7.4 billion, total capital spending is forecast to be $289 million lower than the first Quarterly Report forecast, reflecting construction schedule changes to health facility projects and the re-prioritization of BC Hydro capital spending in light of the June 2011 review.

•                  At $36.5 billion, the taxpayer-supported debt forecast is $351 million lower than the projection in the first Quarterly Report, as improved working capital management and reduced capital spending projections reduced borrowing requirements.

•                  The lower debt combined with the impact of Statistics Canada’s revisions to BC’s 2010 GDP reduced the taxpayer-supported debt to GDP ratio by 0.3 percentage points from the first Quarterly Report.

Economic growth slows

•                  Private sector forecasters have downgraded their average outlook for BC in both 2011 and 2012 since the first Quarterly Report was released on September 8, 2011 (see chart).

Private sector downgrades forecast for BC

Second Quarterly Report 2011/12

Summary

•                  This is due to several factors, including the continued sluggish recovery of the US and Canadian economies, the European debt crisis, a fluctuating Canadian dollar and the slowing performance of some of BC’s major economic indicators.

•                  Data for the current year indicate mixed results for BC’s economic growth, following a period of moderate increases experienced through most of 2010.

Risks to the 2011/12 Outlook

•                  Despite prudence in the current projections, a number of risks to the current year forecast continue to be monitored, including further decline in economic activity, volatile commodity prices and potential increased demand on social services.

•                  Downside risks to British Columbia’s economic outlook continue to be of significant concern and include a return to recession in the US economy, the ongoing sovereign debt crisis in Europe, and a corresponding slowdown in global demand for BC exports.

•                  Additional risks include a fluctuating Canadian dollar and continued volatility in global financial and commodity markets.

•                  The Minister of Finance met with members of the independent Economic Forecast Council in November 2011 to obtain their views on the economic outlook. The Council has downgraded its outlook for BC mainly due to external factors such as the weakening US and European outlook.

•                  The ministry will consider advice received from the Council when preparing its updated economic forecast to be presented in Budget 2012, along with a full report on the results of the annual Economic Forecast Council meeting (see the British Columbia Economic Outlook section on page 16 for further information on the Economic Forecast Council survey).

Second Quarterly Report 2011/12

PART ONE — UPDATED FINANCIAL FORECAST

2011/12 Second Quarterly Report	November 28, 2011

Introduction

The fiscal outlook for 2011/12 projects a deficit of $3.1 billion. The deficit forecast is $313 million higher than the first Quarterly Report and $2.2  billion higher than Budget 2011.

Table 1.1 Budget 2011 and Quarterly Report Forecasts

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2011	Report	Report
Revenue	41,337	40,593	40,870
Expense	(41,912)	(43,021)	(43,611)
Deficit before forecast allowance	(575)	(2,428)	(2,741)
Forecast allowance	(350)	(350)	(350)
Deficit	(925)	(2,778)	(3,091)
Capital spending:
Taxpayer-supported capital spending	4,105	4,331	4,161
Self-supported capital spending	3,243	3,348	3,229
	7,348	7,679	7,390
Provincial Debt:
Government direct operating debt	8,763	9,325	9,165
Taxpayer-supported debt	36,816	36,872	36,521
Self-supported debt	16,271	16,265	16,241
Total debt (including forecast allowance)	53,437	53,487	53,112
Taxpayer-supported debt-to-GDP ratio	17.5%	17.5%	17.2%

	2011
Economic Forecast:
Real GDP growth	2.0%	2.0%	2.0%
Nominal GDP growth	4.1%	4.2%	4.2%

The second Quarterly Report reflects a change in accounting treatment for the repayment of the final HST transition funding received on July 1, 2011. In the 2011/12 first Quarterly Report forecast, the $580 million was shown as a reduction in revenue. It subsequently was determined that this portion of the repayment should also be shown as an expense, resulting in a $580 million increase to both revenue and expense with no impact on the deficit. The repayment of HST transition funding received in prior years will continue to be shown as an expense in 2011/12, as was the case in the first Quarterly Report.

Excluding this accounting change:

•                  Revenue is down $303 million reflecting lower revenue projections for corporate income taxes, fees and investment earnings, and commercial Crown corporation net income (see Table 1.2) .

•                  Spending is up $10 million reflecting higher projections for flood-related costs and the impact of reduced transfers to service delivery agencies, partially offset by lower debt servicing costs and service delivery agency spending.

•                  At $7.4  billion, total capital spending is $289 million lower mainly reflecting lower projections for health facilities and the re-prioritization of BC Hydro capital spending (see Table 1.3) .

Second Quarterly Report 2011/12

Updated Financial Forecast

Table 1.2     2011/12 Forecast Update

	Q1	Q2	Total
($ millions)	Update	Update	Changes
2011/12 deficit – Budget 2011 Fiscal Plan (May 3, 2011)	(925)		(925)
2011/12 deficit – first Quarterly Report (September 8, 2011)		(2,778)
Revenue changes:
Personal income tax – mainly improved 2010 results	32	23	55
Corporate income tax – reflects changes in federal government instalments	215	(111)	104
Harmonized sales tax and other sales taxes – improved 2010 and year-to-date results	56	10	66
Property transfer tax – higher year-to-date results	50	50	100
Fuel and carbon taxes – weaker year-to-date results	20	(45)	(25)
Other tax sources	(7)	(1)	(8)
Natural gas royalties – mainly reduced price outlook and lower volumes	(34)	(32)	(66)
Coal, metals and minerals – mainly higher mining costs, partially offset by coal price increases	(85)	31	(54)
Forests – mainly lower stumpage rates and border tax collections, partially offset by improved volumes	(32)	(18)	(50)
Columbia River Treaty electricity sales – mainly lower electricity prices	(20)	(10)	(30)
Other natural resources	2	(17)	(15)
Fees and licenses	55	(69)	(14)
Investment earnings – mainly the effects of weaker equity and financial markets	(22)	(41)	(63)
Miscellaneous revenue – delay in the completion date of the sale of Little Mountain property, partially offset by improved vote recoveries and SUCH sector revenue	(198)	8	(190)
Health and social transfers – mainly lower population share	(21)	(6)	(27)
Other federal government transfers	46	71	117
Commercial Crown agencies operating results:
Liquor Distribution Branch – mainly reduced sales and consumer shift to purchasing products with lower margins	(26)	—	(26)
BC Lotteries – mainly reduced revenue from casino operations	(33)	5	(28)
ICBC – mainly higher bodily injury and accident benefit claims, and lower investment income	(141)	(149)	(290)
Other commercial Crown agencies changes	(21)	(2)	(23)
Revenue changes before HST transition repayment	(164)	(303)	(467)
Liabilty for 2011 HST transition funding repayment – report as an expense	(580)	580	—
Total revenue changes	(744)	277	(467)
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Emergency program flood-related costs	17	30	47
Management of public debt (net) – mainly lower debt balances	(19)	(34)	(53)
Spending funded by third party recoveries	70	(25)	45
(Increase) decrease in operating transfers to service delivery agencies	(167)	45	(122)
Changes in spending profile of service delivery agencies:
School districts – higher repairs and maintenance costs	13	—	13
Universities – spending related to federal research grants and higher student enrolment	48	13	61
Colleges – spending related to higher student enrolment	21	4	25
Health authorities and hospital societies – higher demand for healthcare services	138	7	145
Other service delivery agencies	(31)	(30)	(61)
Expense increases (decreases) before HST transition repayment	90	10	100
Liability for reimbursement of HST transition funding, including the 2011 amount previously recorded as a reduction in revenue	1,019	580	1,599
Total expense increases (decreases)	1,109	590	1,699
Total changes	(1,853)	(313)	(2,166)
2011/12 deficit – first Quarterly Report	(2,778)
2011/12 deficit – second Quarterly Report		(3,091)	(3,091)

Second Quarterly Report 2011/12

Updated Financial Forecast

•                  At $36.5 billion, taxpayer-supported debt is $351 million lower mainly due to  improved working capital management and reduced capital spending projections for health facilities (see Table 1.4). As a result, the projected taxpayer-supported debt to GDP ratio has fallen to 17.2 per cent.

Government has maintained the forecast allowance at $350 million, reflecting the fiscal plan risks over the remainder of the fiscal year. These risks include further changes to the economic outlook, volatile commodity prices, and unforeseen costs, such as those resulting from natural disasters.

Revenue

The 2011/12 revised revenue forecast incorporates year-to-date results for the first six months, updated personal and corporate income tax assessment information from the federal government for 2010 and prior years, and revised forecasts from ministries, the federal government, service delivery agencies and commercial Crown corporations.

Revenue in 2011/12 is projected to be $40.9  billion — $277 million higher than the first Quarterly Report and $467 million below the Budget 2011 forecast. However, if the effect of the change in accounting for the repayment of the $580 million HST transition funding that was received in 2011/12 is excluded, revenue is $303 million lower than the first Quarterly Report. Detailed revenue projections are disclosed in Table A2 and, and key assumptions and sensitivities relating to revenue are provided in Table A5.

Major changes from the first Quarterly Report include:

•                  Personal income tax revenue is up $23 million as a result of stronger 2010 tax assessment results partly offset by expected reduced contributions from higher income individuals in 2011.

•                  Corporate income tax revenue is down $111 million mainly due to lower instalments from the federal government reflecting weaker 2010 national tax base results.

•                  Property transfer tax revenue is up $50 million due to continuing strength in housing sales this year.

•                  Natural gas royalties are forecast to be down $32 million reflecting a 6.4 per cent decline in the average natural gas price since the first Quarterly Report due to weak demand and increased supply in the North American market.

•                  Coal, metals and mineral revenue is up $31 million mainly due to an improved coal price, partially offset by higher mining costs.

•                  Forests revenue is reduced by $18 million as the effects of a weak US housing market and the mountain pine beetle infestation continue to result in lower stumpage rates and US softwood lumber exports.

•                  Revenue from other natural resources is expected to be $27 million lower due to the effects of lower commodity prices.

•                  Revenue from fees and licenses is expected to be down $69 million due to lower MSP premiums reflecting increased premium assistance take up and reduced vote recoveries, partially offset by improved SUCH sector revenues.

•                  Investment earnings are forecast to be down $41 million reflecting lower cash balances and weak equity and financial markets.

Second Quarterly Report 2011/12

Updated Financial Forecast

•                  Other federal contributions are expected to increase $71 million due to a one-time  contribution for disaster financial assistance related to floods and fires in 2010, higher vote recoveries and improved forecasts from taxpayer supported Crown corporations.

•                  In total, commercial Crown corporation net income projections decreased by  $146 million since the first Quarterly Report primarily due to lower ICBC investment income reflecting ongoing deterioration in the investment market.

Expense

Spending is projected to total $43.6  billion in 2011/12 — a $590 million increase from the first Quarterly Report. The expense increase primarily relates to a change in accounting treatment for the repayment of the 2011/12 portion of the HST transition funding. Previously shown as a reduction in revenue, the $580 million is now reported as an expense.

Aside from the HST transition funding repayment, spending reflects additional statutory emergency program flood-related costs, partially offset by a net $20 million reduction in operating expenses.

Consolidated Revenue Fund spending

Emergency program flood-related costs have increased by $30 million since the first Quarterly Report and are projected to total $62 million for the year, which is $47 million higher than the Ministry of Public Safety and Solicitor General emergency program budget. The additional costs are paid under statutory authority.

Debt servicing cost projections are down $34 million since the first Quarterly Report, mainly due to lower projected debt levels.

Government continues to face significant spending pressures, such as:

•                  higher than anticipated income assistance caseloads and services to support the  developmentally disabled;

•                  justice system commitments, including additional supports for the court system and police resources  dedicated to combat gang violence and organized crime;

•                  new support for Community Recreation Infrastructure;

•                  higher than anticipated Crime Victim Assistance Program costs; and

•                  Teachers Pension Plan contribution rate adjustments based on recent actuarial valuations.

Ministries and agencies will work to manage these pressures within existing budgets, with additional funding provided from the Contingencies vote as necessary.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecasted to be $45 million lower in 2011/12 compared to the first Quarterly Report. The reduction primarily relates to a downward adjustment to the increase in funding requirements that was projected in the first Quarterly Report.

Second Quarterly Report 2011/12

Updated Financial Forecast

Spending recovered from third parties

Spending funded by recoveries from third parties is projected to decrease by $25 million in 2011/12 compared to the first Quarterly Report. The changes reflect decreases in:

•                  environmental and agriculture spending, primarily reduced free crown grants (down $43 million); and

•                  transportation spending primarily related to road and air facilities (down $9 million);

partially offset by increases in:

•                  healthcare spending mainly associated with the medical service plan and related collections cost, PharmaCare and other health regional services (up $12 million);

•                  recoverable direct fire costs (up $14 million); and

•                  other recoverable costs (up $1 million).

The above spending changes are offset by an equal decrease in revenue, and as a result have no net impact on the current year forecast.

Service delivery agency spending

Service delivery agency spending is forecast to decrease by $6 million in 2011/12 compared to the first Quarterly Report.

•                  Post secondary institution spending is projected to increase by $17 million due to increased operating costs resulting from additional federal research funding and higher student enrolment.

•                  Health authority and hospital society spending is forecast to be up $7 million, reflecting a slight increase in staffing and operating costs. This spending increase is projected to be funded by additional provincial grants and own-source revenue.

•                  Other service delivery agency spending is projected to decrease by $30 million reflecting lower debt servicing costs due to lower interest rates and lower amortization expense due to changes in capital project spending and completion timelines.

Detailed expense projections are disclosed in Table A3. Key spending assumptions and sensitivities are provided in Table A6.

Government employment (FTEs)

At 30,597 FTEs, the projection of government employment for 2011/12 is unchanged from the first Quarterly Report. Further details on FTEs are provided in Table A7.

Second Quarterly Report 2011/12

Updated Financial Forecast

Provincial capital spending

Total capital spending is projected to be $7.4 billion in 2011/12, $289 million lower than the first Quarterly Report but $42 million higher than Budget 2011.

Table 1.3 2011/12 Capital Spending Update

	Q1	Q2	Total
($ millions)	Update	Update	Changes
2011/12 capital spending – Budget 2011 Fiscal Plan (May 3, 2011)	7,348		7,348
2011/12 capital spending – first Quarterly Report (September 8, 2011)		7,679
Taxpayer-supported changes:
School districts – mainly increased maintenance program spending	48	2	50
Post secondary institutions – mainly increased spending on self-funded projects	107	7	114
Health – mainly for priority spending on various maintenance programs and project scheduling changes	98	(71)	27
BCTFA – mainly timing of capital spending and additional investments in the Oil and Gas Rural Road Improvement Program	61	—	61
Government ministries – mainly rescheduling of the Sierra-Yoyo-Desan road upgrade	—	(64)	(64)
Other changes	30	(44)	(14)
Capital contingencies – reflects allocation to BC Place redevelopment for carry-over of underspending from 2010/11 and others	(118)	—	(118)
Total taxpayer-supported	226	(170)	56

Self-supported changes:
BC Hydro – reflects capital project re-prioritization	(18)	(95)	(113)
Transportation Investment Corporation – Port Mann Bridge/Highway 1	119	(21)	98
Other	4	(3)	1
Total self-supported	105	(119)	(14)
Total changes	331	(289)	42
2011/12 capital spending – first Quarterly Report	7,679
2011/12 capital spending – second Quarterly Report		7,390	7,390

•                  Taxpayer-supported capital spending is projected to be $4.2 billion, $170 million lower than the first Quarterly Report forecast. This change is primarily due to the timing of capital spending for projects in health facilities, Sierra Yoyo-Desan Road upgrade, Surrey Pre-Trail Centre and BC Transit Long Term Capital Plan development (see Table 1.3).

•                  Self-supported capital spending is projected to be $3.2 billion, $119 million lower than the first Quarterly Report forecast. The change mainly reflects BC Hydro’s re-prioritization of capital spending in light of the June 2011 review.

Details on capital spending are shown in Table A8, and capital spending projects with provincial contributions greater than $50 million are presented in Table A9.

Second Quarterly Report 2011/12

Updated Financial Forecast

Provincial debt

The provincial debt is projected to total $53.1 billion at March 31, 2012 — $325 million lower than the projection for the first Quarterly Report (see Tables 1.4 and A10).

Table 1.4 2011/12 Provincial Debt Update

	Q1	Q2	Total
($ millions)	Update	Update	Changes
2011/12 provincial debt – Budget 2011 Fiscal Plan (May 3, 2011)	53,437		53,437
2011/12 provincial debt – first Quarterly Report (September 8, 2011)		53,487
Taxpayer-supported changes:
2010/11 changes:
– Improved government operating deficits	(806)	—	(806)
– Reduced borrowing requirements for capital spending	(510)	—	(510)
– Changes in working capital and others	(217)	—	(217)
Impact of lower debt balance at March 31, 2011	(1,533)	—	(1,533)
2011/12 forecast updates:
– Repayment of HST transition funding	1,599	—	1,599
– CRF working capital requirements	—	(160)	(160)
– Education facilities	66	4	70
– Health facilities	3	(107)	(104)
– Transportation infrastructure	9	(18)	(9)
– Other changes	(88)	(70)	(158)
Total taxpayer-supported	56	(351)	(295)
Self-supported changes:
– BC Hydro	(23)	6	(17)
– Transportation Investment Corporation	10	(25)	(15)
– Other changes	7	(5)	2
Total self-supported	(6)	(24)	(30)
Total changes	50	(375)	(325)
2011/12 provincial debt – first Quarterly Report	53,487
2011/12 provincial debt – second Quarterly Report		53,112	53,112

•                  Taxpayer-supported debt is projected at $36.5 billion — a $351 million decrease since the first Quarterly Report projection, reflecting working capital improvements and reductions in capital financing requirements.

•                  The projected self-supported debt balance of $16.2 billion at March 31, 2012 is $24 million lower than the projection in the first Quarterly Report also reflecting reductions in capital financing requirements.

•                  The total provincial debt forecast includes a $350 million forecast allowance to mirror the operating statement forecast allowance.

The taxpayer-supported debt to GDP ratio is projected to be 17.2 per cent by the end of 2011/12, an improvement of 0.3 percentage points from the first Quarterly Report.

Second Quarterly Report 2011/12

Updated Financial Forecast

Risks to the 2011/12 outlook

There are a number of risks and pressures to the fiscal plan, including slower than expected economic growth in our trading partners resulting in lower demand for BC’s exports, continuing instability in financial markets brought about by the European sovereign debt crisis, and further weakening of the US dollar.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

The spending forecast is based on ministry and service delivery agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent the main spending risks.

These risks, as well as further government spending initiatives and the potential impact of accounting policy changes, are covered by the $603 million Contingencies vote and the $350 million forecast allowance.

Second Quarterly Report 2011/12

PART TWO — ECONOMIC REVIEW AND OUTLOOK (1)

2011/12 Second Quarterly Report	November 28, 2011

Summary

•                  Since the first Quarterly Report, the private sector has downgraded its outlook for the BC economy in 2011 and 2012. The private sector average(2) (based on a subset of the Economic Forecast Council) now pegs BC’s annual real GDP to grow by 2.3 per cent in 2011 and by 2.1 per cent in 2012. These recent forecasts are lower than the private sector average at the time of the first Quarterly Report, which projected 2.8 per cent growth for both 2011 and 2012.

•                  Data for the current year indicate mixed results for BC’s economic growth, following a period of moderate increases experienced through most of 2010.

•                  Downside risks to British Columbia’s economic outlook continue to be of significant concern and include a return to recession in the US economy, the ongoing sovereign debt crisis in Europe, and a corresponding slowdown in global demand for BC exports. Additional risks include a fluctuating Canadian dollar and continued volatility in global financial and commodity markets.

Comparison to Private Sector Forecasts

Private sector forecasters have downgraded their average outlook for BC in both 2011 and 2012 since the first Quarterly Report was released on September 8, 2011.

At the time of the first Quarterly Report, the private sector expected BC’s real GDP to increase by an average of 2.8 per cent in 2011 and 2012.

Chart 2.1 Private sector downgrades forecast for BC

(1)  Reflects information available as of November 21, 2011.

(2)  The six private sector institutions in Chart 2.1 are selected because they produce regular provincial forecasts and are sitting members of the Economic Forecast Council.

Second Quarterly Report 2011/12

Economic Review and Outlook

Private sector forecasters are now expecting BC’s economic growth in 2011 to be lower than previous projections. This is due to several factors, including the continued sluggish recovery of the US and Canadian economies, the European debt crisis, a fluctuating Canadian dollar and the slowing performance of some of BC’s major economic indicators. As of November 18, 2011, the same private sector forecasters projected a 2.3 per cent rise in BC’s real GDP in 2011 and a 2.1 per cent increase in 2012.

Compared to other provinces, private sector economists expect BC to tie Manitoba in experiencing the fourth largest expansion in real GDP in 2011, behind Newfoundland and Labrador, Alberta and Saskatchewan. In 2012, private sector projections place BC’s real GDP fourth among provinces, trailing Alberta, Saskatchewan and Manitoba.

British Columbia Economic Activity

Indicators of British Columbia’s economic performance so far in 2011 have been mixed. Table 2.1 shows quarterly declines in some key sectors of the provincial economy during the two most recent quarters of this year. However, the year-to-date performance among most indicators shows improvement in the province’s economic activity compared to the same period in 2010.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2011	Jul. to Sep. 2011	Jan. to Sep. 2011
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2011	Apr. to Jun. 2011	Jan. to Sep. 2010
	Per cent change
Employment	+0.6	+0.3	+0.8
Manufacturing shipments	-1.1	+2.0	+7.2
Exports	-0.3	+8.2	+16.0
Retail sales(1)	+1.7	-0.5	+1.5
Housing starts	+7.7	+7.1	-2.9
Non-residential building permits	+25.2	-11.6	+8.8

(1) Data to August

Labour market

Employment in the province has been trending relatively flat since early 2010, with the exception of a notable jump in September 2011 that added 31,600 jobs on the month. This gain was somewhat offset as total employment shed 10,800 jobs the following month.

Year-to-date to October, BC employment edged up 0.8 per cent compared to the first ten months of 2010. This translates into 17,700 more jobs than the same period last year, primarily due to an increase in part-time employment (17,400 jobs), while full-time employment added 300 jobs on the year.

Major job gains to date have been observed in the service sector (+0.7 per cent), primarily due to growth in the accommodation and food services sector, which added around 19,000 jobs (+11.7 per cent) year-to-date to October. In addition, employment gains in professional, scientific and technical services (+3.7 per cent) and in the transportation and warehousing sector (+5.2 per cent) more than offset declines in the health care and social assistance (-2.2 per cent) and trade (-4.4 per cent) sectors compared to the same period of 2010.

Second Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.2 BC employment recovering slowly

Meanwhile, employment in the goods producing sector grew by 1.0 per cent over the January to October period of 2011, largely attributable to an increase in construction related employment (+12,200 jobs) compared to the same period a year ago. This gain more than offset the declines recorded in other goods producing sectors, such as agriculture (-16.1 per cent), utilities (-6.4 per cent) and other primary goods sectors (-4.0 per cent).

British Columbia’s labour force expanded by 0.7 per cent year-to-date to October. At the same time, BC’s unemployment rate has averaged 7.6 per cent year-to-date, unchanged from the same period a year ago. While the absolute number of jobs in BC has surpassed the pre-recession peak of July 2008, the provincial unemployment rate remains higher than it was at that peak. For example, as of October 2011, BC’s monthly unemployment rate was 6.6 per cent — 1.9 percentage points higher than the 4.7 per cent recorded in July 2008. The provincial labour force has expanded faster than employment over the last two years, resulting in the higher unemployment rate.

Consumer spending and housing

Retail sales advanced 1.5 per cent year-to-date to August 2011, primarily due to gains in the value of sales of new vehicles as well as increased sales at gas stations and at health and personal care stores. Despite increased sales activity on the year, consumer purchases in BC have stagnated in recent months. Further, BC recorded the slowest pace of growth in retail sales amongst provinces over the first eight months of 2011. Modest growth in employment, high debt loads and economic uncertainty have taken a toll on retail sales, which have barely regained levels observed prior to the onset of the 2008/09 recession. Solid consumer spending will be fundamental to a sustained economic recovery, going forward.

Housing starts have been volatile through 2011, with sizable swings in construction from one month to the next. Although quarterly increases have occurred in both the April to June and July to September quarters, BC housing starts have decreased on a year-to-date basis, down 0.9 per cent compared to the first ten months of 2010. Further, residential building permits (a precursor of new housing activity) fell by 12.4 per cent year-to-date to September.

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Economic Review and Outlook

Chart 2.3 BC consumer spending trending flat

MLS home sales in BC have retreated in recent quarters following the steady gains recorded through the latter months of 2010. However, MLS home sales improved by 4.5 per cent year-to-date to October, compared to the same period a year ago.

Chart 2.4 BC housing starts mixed in 2011

The value of total non-residential building permits rose 8.8 per cent during the first nine months of 2011 compared to the same period in 2010. Sizeable gains were observed in both the industrial (+41.8 per cent) and commercial (+24.3 per cent) categories, which more than offset a decline in the value of institutional and government permits (-25.4 per cent) on the year. More recently, the value of total non-residential building permits has fallen back, slipping 11.6 per cent in the July to September quarter of 2011, following growth of 25.2 per cent in the April to June quarter.

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Economic Review and Outlook

External trade and commodity markets

The value of BC’s merchandise exports increased 16.0 per cent year-to-date to September 2011 compared to the same period in 2010. The broad based gain in exports was led by a substantial increase in energy exports (+25.3 per cent), brought on by stronger coal prices. In addition, strong growth was experienced in exports of forestry products (+11.7 per cent) and industrial and consumer goods (+19.6 per cent).

Chart 2.5 BC exports recovery on track

Exports from BC have been a bright spot this year, despite a sluggish US economy and an elevated currency, highlighting the province’s diversified trade portfolio. China’s progression into an economic power-house with increased demand for BC resource-based commodities has boosted the province’s recovery in exports. The share of BC’s exports to Pacific Rim countries year-to-date to September was 43.5 per cent — exceeding the proportion of goods shipped to the US (42.1 per cent) over the same period.

BC manufacturing shipments have grown by 7.2 per cent year-to-date to September, compared to the first nine months of 2010. Broad based gains on the year were led by notable increases in shipments of primary metals (+22.1 per cent), paper (+6.5 per cent) and wood products (+4.6 per cent).

Continued global economic uncertainty and financial market turbulence have weighed heavily on many commodity prices in recent months. Although recent price corrections have been mild compared to the overall plunge experienced in the second half of 2008, commodity markets are likely to remain volatile over the near-term given the fragile global economic backdrop.

Lumber prices fell sharply through the early part of 2011, dropping from $311 US/000 board feet in January to as low as $222 US/000 board feet in May, weighed down by a depressed US housing market. More recently, slight improvements have resulted in an average lumber price of $258 US/000 board feet year-to-date to October, representing an increase of 3.3 per cent over the first ten months of 2010.

Pulp prices started the year on a sharp upward trend, hitting a record high $1,016 US per tonne in the spring of 2011. Although prices have since retreated for three

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Economic Review and Outlook

consecutive months, pulp prices year-to-date to October averaged $979 US per tonne, which represents an increase of 5.8 per cent over the same period of 2010.

Oil prices are particularly sensitive to sentiment on the global economic outlook and geopolitics, with the West Texas Intermediate (WTI) daily oil price falling as low as $75.40  US per barrel on October 4, 2011, before rebounding to $93.96  US per barrel three weeks later following the announcement of a Euro zone sovereign debt plan and a pickup in US GDP growth in the third quarter of this year.

Year-to-date to October, the price of oil averaged $94.28  US per barrel, a 20.9 per cent increase compared to the same period a year ago. Note that since the beginning of the year, the WTI price has been running lower than crude oil that is priced off Brent (the main benchmark outside of North America) due to an excess supply of oil accumulating at Cushing, Oklahoma. Meanwhile, the price of natural gas has hovered around historically low levels since early-2010. Plant Inlet prices averaged just $2.55  C/GJ year-to-date to October — a notable drop from $3.00 C/GJ observed over the same period a year ago.

British Columbia Economic Outlook

In the first Quarterly Report, released September 8, 2011, the Ministry of Finance projected BC’s real GDP to grow by 2.0 per cent in 2011 and 2.3 per cent in 2012. At the time, the Ministry’s forecast was more prudent than the average of six private sector forecasters, in recognition of the downside risks facing BC’s economy. By comparison, the private sector expected BC’s economy to expand by an average of 2.8 per cent in both 2011 and 2012. Since then, the average private sector forecast has fallen to 2.3 per cent for 2011 and 2.1 per cent in 2012. These downgrades have absorbed almost all of the prudence included in the Ministry’s first Quarterly Report forecast.

The first Quarterly Report forecast was based in part on the Ministry’s assumption that the US economy would grow by 1.3 per cent in 2011 and by 1.7 per cent in 2012. The Ministry’s US forecast was lower than the August Consensus Economics survey that projected 1.8 per cent growth in 2011 and 2.4 per cent growth in 2012. Currently, the November Consensus forecasts US real GDP to improve by 1.8 per cent in 2011 and 2.1 per cent in 2012. In preparation for Budget 2012, evolving views on the US economy from numerous sources will be assessed to ensure that the Ministry’s economic forecast continues to include prudent economic assumptions.

In the first Quarterly Report, the Ministry assumed that the Canadian economy would expand by 2.4 per cent in 2011 and 2.3 per cent in 2012. These forecasts were lower than the August Consensus survey average, which called for a 2.7 per cent expansion in 2011 followed by 2.5 per cent growth in 2012. Currently, the November Consensus survey expects Canada’s real GDP to rise by 2.3 per cent in 2011 and 2.0 per cent in 2012. The impact of the struggling US economy, uncertainty surrounding the sovereign debt crisis in Europe, a moderating pace of domestic economic growth, as well as a fluctuating Canadian dollar will be incorporated into the Ministry’s Budget 2012 forecast.

Economic Forecast Council

In preparation for Budget 2012, the Minister of Finance met with members of the independent Economic Forecast Council in November 2011 to obtain their views on the economic outlook. The Council has downgraded its forecast for BC economic growth since the last survey, conducted in January 2011. The Council now estimates BC real

Second Quarterly Report 2011/12

Economic Review and Outlook

GDP growth of 2.2 per cent in 2011 and 2012, respectively, in contrast to its previous real GDP forecast of 2.7 per cent in 2011 and 3.0 per cent in 2012. This downward revision reflects increased risks to the economic outlook, mainly due to external factors such as the weakening US and European outlook. The Ministry will consider advice received from the Economic Forecast Council when preparing its updated economic forecast, which will be presented in Budget 2012 along with a full report on the results of the annual Economic Forecast Council meeting.

Risks to the Outlook

Risks to British Columbia’s economic outlook are largely weighted to the downside. The most significant risks to the current outlook include:

•                  a return to recession in the US economy (characterized by widespread deleveraging causing weaker investment, slower consumer spending, a very slow job market recovery, the depressed housing situation and further fiscal restraint at the federal, state and local levels);

•                  the sovereign debt crisis in Greece, Ireland and Portugal spreading to other European countries such as Italy and Spain, threatening the stability of global financial markets, including the possibility of another credit crunch;

•                  slower than anticipated Asian demand resulting in weaker demand for BC’s exports;

•                  exchange rate volatility; and

•                  further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

External Environment

United States

The US economy is displaying the long-term symptoms consistent with a balance sheet recession, which was caused by the bursting of the housing bubble in 2007/08. While economic growth strengthened somewhat in the July to September quarter of 2011, underlying economic indicators show that the US economy is still not on a sustainable growth path. This situation will most likely continue for several years.

US real GDP expanded at an annualized rate of 2.5 per cent in the July to September quarter of 2011, following smaller gains in the first half of the year (0.4 per cent in the January to March quarter and 1.3 per cent in the April to June quarter of 2011). The July to September increase was mainly driven by positive contributions from consumer spending, nonresidential investment, exports and federal government spending that were partly offset by negative contributions from private inventory investment and state and local government spending. With the US fiscal situation under considerable strain it is unclear how sustainable the increase in federal government spending will be, as those gains were attributable to defense spending, which was offset by declines in non-defense spending.

Furthermore, high consumer spending going forward seems unlikely as the unusually high July to September quarter growth occurred amidst declining real disposable incomes and weak consumer confidence. Indeed, current consumer spending patterns cut unsustainably into savings, and in the July to September quarter of 2011 the savings rate declined to 4.1 per cent, a full percentage point lower than in the April to June quarter and the lowest rate since 2007.

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Economic Review and Outlook

On the housing front, there is continued concern as homebuilding has come to a standstill, there is a glut of distressed homes on the market, house prices remain at record lows and many households have mortgages worth more than their property — all of which is eroding household wealth. Housing starts averaged just 592,200 units year-to-date to October 2011, a 0.3 per cent decrease from the same period a year ago.

Chart 2.6 US housing starts fluctuate around historical lows

Meanwhile, existing home sales in the US have declined in the last two quarters of 2011, and have averaged around 5.0  million annualized units year-to-date to October, a 1.0 per cent increase from the same period of 2010, which included a month when existing home sales hit an all-time record low in July 2010.

US home prices continue to decline with the Case-Shiller 20-city home price index sitting at 30.8 per cent below its June 2006 peak. Furthermore, almost one quarter of all US mortgages were underwater at the end of the second quarter of 2011 (where the

Chart 2.7 US employment remains weak

Second Quarterly Report 2011/12

Economic Review and Outlook

amount owed on a mortgage exceeds the value of the home). The weak US job situation and negative home equity will put downward pressure on the housing market for the duration of 2011 and into next year.

The US employment situation continues to stagnate. Employment remains 6.5 million below the January 2008 peak and about one million below the pre-2001 recession peak. The unemployment rate still sits at a relatively high 9.0 per cent as of October 2011, and has been at around this level now for 30 months. As of October 2011, there were 967 thousand discouraged workers in the US, which is higher than the levels observed during the 2008/09 recession. Discouraged workers are people who have stopped actively looking for work since they believe there are no job opportunities for them. The weak job market is another factor weighing on consumer confidence.

Uncertainty regarding the economic outlook and fiscal situation, coupled with declining home equity, has left consumer confidence near historical lows. The Conference Board consumer confidence index registered 39.8 in October 2011, its lowest level since early 2009, when the index fell below 40 in the midst of the recession. Business confidence also remains weak, with the National Federation of Independent Business small business optimism sentiment at 90.2 in October. The October index is well shy of its historical average of 98.4. As such, measures of business, homebuilder and consumer sentiment remain depressed and consistent with sluggish growth.

Chart 2.8 US consumer confidence remains depressed

Meanwhile, the US fiscal situation continues to deteriorate at the federal, state and local government levels as Washington remains gridlocked. In the July to September quarter of 2011, state and local government spending contracted 1.3 per cent, the eleventh decline in the last 15 quarters. While overall federal government spending increased 2.0 per cent in the July to September quarter of 2011, this was due to an increase in defense spending, which was offset by a decline in non-defense spending. While some states are collecting more in taxes than last year, tax collection is less than before the recession began, and not as much as they expected when budgets were prepared earlier this year.

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Economic Review and Outlook

Furthermore, this past summer’s debt ceiling impasse was only temporarily resolved by referring the issue of deficit reduction to a Joint Congressional Committee of Democrats and Republicans. This committee is expected to release its report by November 23, 2011; indications are that the committee is deadlocked and analysts fear another debt ceiling stand-off which may lead to further credit downgrades for the US federal government.

As a result, the private sector view of the US has plummeted since August 2011. The November 2011 Consensus survey forecasts US real GDP to grow by 1.8 per cent in 2011, following growth expectations of 2.5 per cent in the summer (June and July).

For 2012, the November Consensus expects US economic growth of 2.1 per cent, a large reduction from the 3.0 per cent forecast in July. Private sector forecasters have downgraded their expectations due to weak domestic economic indicators (such as the unsatisfactory job market, dire housing situation and high government debt levels), as well as foreign factors such as the European debt crisis which has shaken world financial markets.

Chart 2.9 Consensus forecasting weaker US outlook for 2012

Canada

Like BC, Canada has weathered the 2008/09 recession and financial crisis relatively well. Canada has a healthy banking system, job creation has recovered quickly and the fiscal situation has not been as dire as in other countries. However, with the effects of the last recession still lingering, and the global economic situation (particularly in Europe) deteriorating, Canadian consumers and businesses are less confident about prospects going forward.

Indeed, after an upbeat start to the year, Canada’s economy has weakened somewhat since July 2011, including a brief contraction of 0.4 per cent in the second quarter of this year. Amidst a significantly less favourable external environment, Canada’s recovery faces potential challenges through financial, confidence and trade channels.

Second Quarterly Report 2011/12

Economic Review and Outlook

Although Canadian growth rebounded in the third quarter of 2011 with the unwinding of temporary factors (such as supply chain disruptions attributable to Japan’s natural and nuclear disasters earlier this year), underlying economic momentum has slowed and is expected to remain modest through the middle of next year.

As the European situation unfolds, there could be massive repercussions for US and Asian economies due to their trade links with Europe. As a result, Canada is at risk of a significant slowing in exports due to its strong trade links with the US, Asian and European economies.

Against a deteriorating global economic outlook and faced with a slowing economy, the federal Department of Finance announced a revised deficit reduction schedule in its November Economic and Fiscal Projections update — delaying a federal fiscal surplus until 2015/16 or 2016/17, depending on the successful implementation of the deficit reduction action plan which aims to achieve at least four billion dollars in ongoing annual savings by 2014/15 and beyond.

Earlier this year, the Canadian labour market surpassed pre-recession highs, adding over 275,000 jobs (or 1.6 per cent) year-to-date to October 2011. However, Canadian job growth has paused in recent months, consistent with the deterioration in the economic situation. Further, October 2011 data revealed a notable drop in manufacturing employment, which led to Canada’s largest monthly decline in employment since February 2009. Meanwhile, the national unemployment rate averaged 7.5 per cent year-to-date to October, 0.6 percentage points lower than the same period of 2010.

National retail sales have advanced by 3.4 per cent year-to-date to August compared to the first eight months of 2010. Despite improving on the year, national retail sales have moderated in recent months, reflecting the weight of weaker employment conditions, fragile consumer confidence and high debt loads of Canadian consumers.

Canadian housing starts have fluctuated in recent months, to average 193,200 annualized units year-to-date to October, edging down 0.1 per cent compared to the same period of 2010. National home sales grew by 2.0 per cent year-to-date to October compared to the same period of 2010. Despite this modest increase, Canadian MLS home sales have been mixed on a month-to-month basis, with the level of national home sales trending flat in recent months. At the same time, the national home price average climbed to nearly $369,500 in March 2011 before easing back slightly in recent months. On the year, the average Canadian home price rose by 8.0 per cent compared to the first ten months of 2010.

Canada’s trade sector has improved on the year despite the effects of a strong dollar through the first half of 2011. The value of Canadian merchandise exports jumped 11.7 per cent year-to-date to September, led by significant gains in exports of energy and industrial goods compared to the first nine months of 2010. Shipments of manufactured goods also improved on the year, as the total value of Canadian shipments rose 7.5 per cent year-to-date to September. Despite recent positive trends in Canada’s trade sector to date, mounting headwinds such as weaker US demand, global economic uncertainty and an elevated Canadian dollar may impose downward pressure on trade going forward.

Second Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.10 Consensus downgrades 2012 Canadian outlook in recent months

As with their outlook for the US, private sector forecasters have lowered their projections for the Canadian economy in 2011 and 2012, with the November Consensus expecting Canada’s real GDP to grow by 2.3 per cent this year and 2.0 per cent in 2012.

Other economies

The external economic setting is clouded with an unusually high degree of uncertainty. While the risk of a recession in the Euro zone is increasing, economic developments have taken a back seat to the political issues surrounding efforts to address severe fiscal challenges and the mounting sovereign debt crisis. While European leaders met in late October 2011, securing a last-minute agreement to address a host of European public debt issues, critics warn that the existing plan is short on details and may potentially prove inadequate in the next few months.

Fears over a contagion beyond Greece are growing as Italy and Spain bond yields continue to ratchet up toward dangerously high levels. Economic indicators continue to suggest slowing growth in the Euro zone, which has prompted some central banks (Bank of Canada and the European Central Bank) to concede the potential for a mild European recession going forward.

Further, yields on Italian two-year and 10-year bonds rose above seven per cent for the first time in early November 2011 — a level viewed as unsustainable by the markets — and the level at which Greece, Ireland and Portugal sought help.

Global stocks and the euro currency have since tumbled as Italian borrowing costs spiked, igniting fears among investors that Italy could be forced to seek a bailout from other European nations. The cost of an Italian bailout could overwhelm the euro zone’s finances and push the region into a period of severe economic decline. Meanwhile, growing concerns over the threat of a global credit crunch have prompted US administrators to examine how exposed US banks are to European debt.

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Economic Review and Outlook

The Euro zone continues to edge towards recession, prompting private sector forecasters to lower their projections for both 2011 and 2012. As such, the November Consensus pegs Euro zone real GDP to grow by 1.6 per cent this year followed by a small increase of 0.4 per cent in 2012.

Chart 2.11 Consensus cuts 2012 expectations for faltering Euro zone

Financial markets

Interest rates

Upon meeting in October 2011, the Bank of Canada chose to hold its target for the overnight rate at 1.00 per cent — unchanged since September 2010 — acknowledging that the pace of the global economy has slowed markedly since July. Indeed, the Bank now expects the Euro area will experience a brief recession. The Bank’s recent weaker economic outlook implies greater and more persistent economic slack than they anticipated in the early half of 2011. As such, most private sector analysts believe the Bank will postpone tightening monetary policy until late-2012.

The Federal Open Market Committee (FOMC) met in November 2011 and elected to maintain its intended federal funds rate in the 0.00 to 0.25 per cent range at least through mid-2013. Supporting their decision, FOMC members cited that they continue to expect a moderate pace of economic growth over the coming quarters, a slow decline in the unemployment rate and the stabilization of inflation at levels at or below those consistent with the Fed’s dual mandate. In addition, the Committee announced its intention of continuing its program to extend the average maturity of its holdings of securities, dubbed “Operation Twist”. Given the FOMC’s announced intentions along with prevalent risks in global financial markets, private sector analysts anticipate that the federal funds rate will remain in the 0.00 to 0.25 per cent range for all of 2011 and 2012.

Second Quarterly Report 2011/12

Economic Review and Outlook

Chart 2.12 Private sector expects interest rates to stay lower for longer

In line with expectations of slower real GDP growth, analysts have lowered their interest rate projections over the medium-term. The average of private sector forecaster’s views on Canadian short-term interest rates (three-month Treasury bills) as of October 21, 2011 indicates that three-month rates are expected to average around 0.9 per cent in 2011 and 1.1 per cent in 2012.

The same private sector forecasters project ten-year Government of Canada bonds to average around 2.8 per cent for 2011 and around 2.6 per cent in 2012.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2011	2012	2011	2012
Global Insight	0.9	1.0	2.8	2.5
CIBC	0.9	1.2	2.8	2.6
Bank of Montreal	0.9	0.8	2.8	2.4
Scotiabank	0.9	1.2	2.8	2.5
TD Economics	0.9	0.9	2.8	2.8
RBC Capital Markets	0.9	1.2	2.8	2.7
Average (as of October 21, 2011)	0.9	1.1	2.8	2.6

Exchange rate

The Canadian dollar spent the early half of this year trading above par, reaching as high as 105.8 US cents in July 2011, bolstered by robust commodity prices and a weaker US dollar. More recently however, the value of the loonie depreciated sharply — falling to as low as 94.3 US cents in early October of this year — battered by weaker commodity prices and cautious investors fleeing to the perceived safe haven of the US dollar.

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Economic Review and Outlook

Chart 2.13 Private sector lowers dollar expectations into 2012

Given the escalating uncertainty in global economic and financial market conditions along with the prospect of potentially weaker commodity prices in the near-term, an average of six private sector analysts sees the Canadian dollar averaging 100.7 US cents for 2011 before falling back to average 98.5 US cents in 2012.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2011	2012
Global Insight	100.5	96.3
CIBC	101.2	103.5
Bank of Montreal	100.5	95.0
Scotiabank	100.8	100.8
TD Economics	100.6	97.1
RBC Capital Markets	100.6	98.1
Average (as of October 21, 2011)	100.7	98.5

Second Quarterly Report 2011/12

Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released its estimates of provincial GDP for 2010 on November 8, 2011.

British Columbia’s real GDP increased by 3.0 per cent in 2010, following a 2.1 per cent contraction in the previous year. BC was tied with Ontario for the fifth strongest growth rate among provinces last year, behind Newfoundland and Labrador (6.1 per cent), Saskatchewan (4.0 per cent), Alberta (3.3 per cent) and New Brunswick (3.1 per cent). Overall, Canadian real GDP rose 3.2 per cent in 2010.

Chart 1 – Real GDP in Canadian provinces

The main contributor to BC’s 3.0 per cent increase in real GDP was a 3.8 per cent increase in consumer spending — the largest among provinces in 2010. All major components of investment posted gains in 2010 and trade with other countries advanced 9.8 per cent due to notable gains in the production and export of commodities such as lumber, wood pulp, natural gas and coal. At the same time, government spending (federal, provincial and local) on goods and services grew by 1.6 per cent (down from 3.3 per cent growth in 2009) and real imports rose by 9.9 per cent (following a 8.8 per cent decline in 2009).

Chart 2 – BC real GDP

Real GDP

Chart 2 shows the annual changes in BC’s real GDP from 2007 to 2010. The most recent year saw British Columbia’s economy making up lost ground after registering its largest decline in real GDP since 1982, in the wake of the 2008/09 global financial crisis.

Nominal GDP

Changes in BC’s nominal GDP in 2007, 2008, 2009 and 2010 are presented in Chart 3. Last year’s economic recovery resulted in a nominal GDP increase of $11.3 billion (or 5.9 per cent) in 2010, following a 3.8 per cent decline in the previous year.

Chart 3 – BC nominal GDP

While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, the latest revisions had a small impact, changing the taxpayer-supported debt to GDP ratio for 2010/11 up to 15.7 per cent from 15.6 per cent in 2009/10.

Chart 4 – Corporate profits

Further, BC’s corporate profits (before taxes) saw a substantial increase in 2010, climbing 21.5 per cent — its largest increase since 2004 — following a 28.6 per cent decline the previous year.

Second Quarterly Report 2011/12

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2011 and 2011/12 Full-Year Forecast

2011/12 Second Quarterly Report	November 28, 2011

Table A1	Operating Statement
Table A2	Revenue by Source
Table A3	Expense by Ministry, Program and Agency
Table A4	Expense by Function
Table A5	Material Assumptions — Revenue
Table A6	Material Assumptions — Expense
Table A7	Full-Time Equivalents
Table A8	Capital Spending
Table A9	Capital Expenditure Projects Greater Than $50 Million
Table A10	Provincial Debt
Table A11	Statement of Financial Position

Second Quarterly Report 2011/12

Appendix

Table A1 2011/12 Operating Statement

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Revenue	20,313	20,140	(173)	19,549	41,337	40,870	(467)	39,926
Expense	(19,490)	(20,963)	(1,473)	(19,086)	(41,912)	(43,611)	(1,699)	(40,235)
Surplus (deficit) before forecast allowance	823	(823)	(1,646)	463	(575)	(2,741)	(2,166)	(309)
Forecast allowance	—	—	—	—	(350)	(350)	—	—
Surplus (deficit)	823	(823)	(1,646)	463	(925)	(3,091)	(2,166)	(309)
Accumulated surplus beginning of the year	3,595	4,302	707	4,596	3,595	4,396	801	4,705
Accumulated surplus before comprehensive income	4,418	3,479	(939)	5,059	2,670	1,305	(1,365)	4,396
Accumulated other comprehensive income from self-supported Crown agencies	267	(81)	(348)	252	199	123	(76)	436
Accumulated surplus end of period	4,685	3,398	(1,287)	5,311	2,869	1,428	(1,441)	4,832

Second Quarterly Report 2011/12

Appendix

Table A2 2011/12 Revenue by Source

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxation
Personal income	2,850	2,860	10	2,823	5,796	5,851	55	5,361
Corporate income	743	816	73	639	1,571	1,675	104	1,658
Harmonized sales	2,877	2,886	9	1,237	5,820	5,859	39	4,176
Other sales (1)	58	90	32	1,294	116	143	27	1,387
Fuel	487	475	(12)	477	964	929	(35)	940
Carbon	412	419	7	321	950	960	10	741
Tobacco	350	336	(14)	426	676	651	(25)	734
Property	935	939	4	950	1,898	1,920	22	1,918
Property transfer	463	562	99	501	810	910	100	855
Other (2)	225	204	(21)	256	413	408	(5)	427
	9,400	9,587	187	8,924	19,014	19,306	292	18,197
Natural resources
Natural gas royalties	195	196	1	168	447	381	(66)	313
Forests	229	196	(33)	163	526	476	(50)	436
Other natural resource (3)	1,055	996	(59)	955	2,127	2,028	(99)	1,978
	1,479	1,388	(91)	1,286	3,100	2,885	(215)	2,727
Other revenue
Medical Services Plan premiums	973	951	(22)	883	1,945	1,901	(44)	1,787
Other fees (4)	1,168	1,269	101	1,169	2,762	2,792	30	2,658
Investment earnings	512	585	73	370	1,037	974	(63)	859
Miscellaneous (5)	1,521	1,263	(258)	1,348	2,958	2,768	(190)	2,790
	4,174	4,068	(106)	3,770	8,702	8,435	(267)	8,094
Contributions from the federal government
Health and social transfers	2,699	2,699	—	2,575	5,398	5,371	(27)	5,176
Harmonized sales tax transition payment	580	580	—	769	580	580	—	769
Other federal contributions (6)	657	693	36	754	1,602	1,719	117	2,052
	3,936	3,972	36	4,098	7,580	7,670	90	7,997
Commercial Crown corporation net income
BC Hydro	119	155	36	212	611	595	(16)	591
Liquor Distribution Branch	483	475	(8)	461	925	899	(26)	890
BC Lotteries (net of payments to the federal government)	551	546	(5)	566	1,096	1,068	(28)	1,096
ICBC	160	(57)	(217)	213	290	—	(290)	323
Transportation Investment Corporation (Port Mann)	(7)	(4)	3	(3)	(15)	(16)	(1)	(7)
Other	18	10	(8)	22	34	28	(6)	18
	1,324	1,125	(199)	1,471	2,941	2,574	(367)	2,911
Total revenue	20,313	20,140	(173)	19,549	41,337	40,870	(467)	39,926

(1)          Includes social service tax and continuation of the tax on designated property.

(2)          Corporation capital, insurance premium and hotel room taxes.

(3)          Columbia River Treaty, other energy and minerals, water rental and other resources.

(4)          Post-secondary, healthcare-related, motor vehicle, and other fees.

(5)          Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(6)          Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

Second Quarterly Report 2011/12

Appendix

Table A3 2011/12 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11 (1)	Budget (1)	Forecast	Variance	2010/11 (1)
Office of the Premier	5	5	—	4	9	9	—	9
Aboriginal Relations and Reconciliation	40	40	—	42	80	80	—	95
Advanced Education	958	963	5	967	1,980	1,980	—	1,975
Agriculture	37	43	6	41	66	66	—	80
Attorney General	221	227	6	220	443	443	—	474
Children and Family Development	635	652	17	649	1,331	1,331	—	1,334
Community, Sport and Cultural Development	179	182	3	147	254	254	—	433
Education	2,697	2,694	(3)	2,608	5,242	5,242	—	5,197
Energy and Mines	207	194	(13)	194	418	418	—	439
Environment	60	60	—	61	130	130	—	132
Finance	67	42	(25)	149	157	157	—	160
Forests, Lands and Natural Resource Operations	282	289	7	474	590	590	—	810
Health	7,741	7,556	(185)	7,247	15,714	15,714	—	14,721
Jobs, Tourism and Innovation	119	93	(26)	115	238	238	—	299
Labour, Citizens’ Services and Open Government	269	266	(3)	295	566	566	—	585
Public Safety and Solicitor General	317	329	12	318	635	682	47	706
Social Development	1,164	1,206	42	1,163	2,338	2,338	—	2,369
Transportation and Infrastructure	370	371	1	373	807	807	—	752
Total ministries and Office of the Premier	15,368	15,212	(156)	15,067	30,998	31,045	47	30,570
Management of public funds and debt	677	632	(45)	639	1,349	1,296	(53)	1,243
Contingencies	—	—	—	—	603	603	—	1
Funding for capital expenditures	414	496	82	310	1,543	1,414	(129)	1,083
Legislative and other appropriations	63	64	1	55	125	125	—	120
Subtotal	16,522	16,404	(118)	16,071	34,618	34,483	(135)	33,017
Liability for reimbursement of HST transition funding	—	1,599	1,599	—	—	1,599	1,599	—
Prior year liability adjustments	—	—	—	—	—	—	—	(167)
Consolidated revenue fund expense	16,522	18,003	1,481	16,071	34,618	36,082	1,464	32,850
Expenses recovered from external entities	1,183	1,225	42	1,305	2,651	2,696	45	2,924
Funding provided to service delivery agencies	(10,425)	(10,470)	(45)	(9,905)	(21,369)	(21,362)	7	(20,303)
Total direct program spending	7,280	8,758	1,478	7,471	15,900	17,416	1,516	15,471
Service delivery agency expense
School districts	2,403	2,427	24	2,362	5,513	5,526	13	5,418
Universities	1,853	1,845	(8)	1,783	3,880	3,941	61	3,734
Colleges and institutes	505	516	11	505	1,063	1,088	25	1,064
Health authorities and hospital societies	5,903	5,810	(93)	5,508	11,989	12,134	145	11,187
Other service delivery agencies	1,546	1,607	61	1,457	3,567	3,506	(61)	3,361
	12,210	12,205	(5)	11,615	26,012	26,195	183	24,764
Total expense	19,490	20,963	1,473	19,086	41,912	43,611	1,699	40,235

(1) Restated to reflect government’s current organization and/or accounting policies.

Second Quarterly Report 2011/12

Appendix

Table A4 2011/12 Expense By Function

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11 (1)	Budget	Forecast	Variance	2010/11 (1)
Health:
Medical Services Plan	1,976	1,953	(23)	1,898	4,026	4,058	32	3,799
Pharmacare	575	561	(14)	550	1,140	1,152	12	1,129
Regional services	5,632	5,428	(204)	5,200	11,593	11,480	(113)	10,597
Other healthcare expenses (2)	303	301	(2)	313	718	707	(11)	625
	8,486	8,243	(243)	7,961	17,477	17,397	(80)	16,150
Education:
School districts	2,510	2,530	20	2,463	5,911	5,918	7	5,802
Post-secondary institutions	2,295	2,303	8	2,314	4,825	5,078	253	4,865
Other education expenses (3)	255	225	(30)	230	558	553	(5)	504
	5,060	5,058	(2)	5,007	11,294	11,549	255	11,171
Social services:
Social assistance (2),(3)	848	880	32	853	1,495	1,483	(12)	1,512
Childcare services (2)	539	548	9	537	1,112	1,115	3	1,118
Community living and other services	261	255	(6)	241	770	763	(7)	754
	1,648	1,683	35	1,631	3,377	3,361	(16)	3,384
Protection of persons and property	643	678	35	649	1,322	1,344	22	1,448
Transportation	725	720	(5)	736	1,617	1,602	(15)	1,577
Natural resources and economic development	640	666	26	850	1,347	1,407	60	1,997
Other	547	646	99	573	1,220	1,217	(3)	1,211
Contingencies	—	—	—	—	603	603	—	—
General government	521	2,095	1,574	541	1,102	2,684	1,582	1,044
Debt servicing costs	1,220	1,174	(46)	1,138	2,553	2,447	(106)	2,253
Total expense	19,490	20,963	1,473	19,086	41,912	43,611	1,699	40,235

(1)          Restated to reflect government’s current organization and accounting policies.

(2)          Payments for healthcare services by the Ministry of Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3)          Payments for training costs by the Ministry of Social Development made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2011/12

Appendix

Table A5 2011/12 Material Assumptions — Revenue

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Personal income tax	$5,796	$5,828	$5,851
Current calendar year assumptions
Personal income growth	3.5%	3.8%	3.8%	+/- 1% change in 2011 BC personal income growth equals +/- $50 to $100 million
Labour income growth	4.0%	4.0%	4.0%
Tax base growth	3.4%	3.9%	3.5%
Average tax yield	4.85%	4.85%	4.85%
Current-year tax	$6,024	$6,051	$6,029

+/- 1% change in 2010 BC personal or taxable income growth equals +/- $50 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$50 to $75 million base change in 2011/12

BC Tax Reduction	$-141	$-141	$-111
Low income climate action tax credit	$-175	$-175	$-180
BC HST/sales tax credit	$-288	$-288	$-313
Other tax credits and refunds	$-98	$-98	$-98
Policy neutral elasticity *	1.2	1.2	1.1
Fiscal year assumptions
Prior-year adjustment		$7	$48
Family Bonus offset	$-5	$-5	$-5

	2010 Assumptions
2010 Tax-year
Personal income growth	3.0%	3.4%	4.0%
Tax base growth	2.1%	2.1%	2.1%
Average 2010 tax yield	4.81%	4.81%	4.81%
2010 tax	$5,780	$5,780	$5,780
BC Tax Reduction	$-139	$-138	$-108
Low income climate action tax credit	$-164	$-164	$-164
BC HST/sales tax credit	$-148	$-148	$-148
Other tax credits and refunds	$-100	$-100	$-90
Policy neutral elasticity *	1.0	0.9	0.7

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$1,571	$1,786	$1,675
Components of revenue (fiscal year)
Advance instalments	$1,498	$1,657	$1,520
International Business Activity Act refunds	$-20	$-20	$-20
Prior-year adjustment	$93	$149	$175
Current calendar year assumptions
National tax base ($ billions)	$216.8	$242.0	$228.7	+/- 1% change in the 2011 national tax base equals +/- $10 to $20 million
BC instalment share of national tax base	11.6%	11.6%	11.6%
Effective tax rates (general/small business)	10.0 / 2.5	10.0 / 2.5	10.0 / 2.5
BC tax base growth (post federal measures)	9.5%	10.2%	10.3%
BC corporate profits growth	8.6%	10.3%	10.0%	+/- 1% change in the 2010 BC tax base equals +/- $20 to $30 million in 2011/12
BC Tax credits
Film, Television and Production Services	$-199	$-199	$-208
Scientific Research and Experimental Development	$-143	$-143	$-139
Interactive Digital Media	$-35	$-35	$-35
Other	$-50	$-50	$-50

	2010 Assumptions
2010 Tax-year
BC tax base growth	15.3%	12.8%	9.3%
BC corporate profits growth	19.4%	19.1%	21.5%
Gross 2010 tax	$1,994	$1,950	$1,883
Prior-year adjustments	$93	$149	$175
Prior years losses/gains (included in above)	$-200	$-100	$0
BC Tax credits
Film, Television and Production Services	$-189	$-189	$-198
Scientific Research and Experimental Development	$-144	$-144	$-140
Other	$-50	$-50	$-52

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2011/12 instalments from the federal government reflect 9 months of payments related to the 2011 tax year (Apr/11-Dec/11) and 3 months of payments related to the 2012 tax year (Jan/12-Mar/12). Instalments for the 2011 (2012) tax year are based on BC’s share of the national tax base for the 2009 (2010) tax year and a forecast of the 2011 (2012) national tax base. BC’s share of the 2009 national tax base was 11.6%, based on tax assessments as of December 31, 2010. Cash adjustments for any under/over payments from the federal government in respect of 2010 will be received/paid on March 30, 2012.

Second Quarterly Report 2011/12

Appendix

Table A5 2011/12 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Harmonized sales tax	$5,820	$5,859	$5,859
Calendar Year				+/- 1% change in consumer expenditure growth equals up to
Nominal consumption	4.6%	3.7%	3.7%
Nominal government expenditures	1.0%	4.0%	4.0%
Nominal residential investment	3.7%	3.1%	3.1%	+/- $35 million
Nominal GDP	4.1%	4.2%	4.2%

HST Rebates (% rebate of the provincial portion of the HST paid)				+/- 1% change in residential construction growth equals up to +/- $15 million
Municipalities	75%	75%	75%
Charities and non-profit organizations	57%	57%	57%
New housing (up to $26,250)	71.43%	71.43%	71.43%
School authorities	87%	87%	87%
Universities and public colleges	75%	75%	75%
Hospital authorities	58%	58%	58%

Components of revenue
Gross	$7,230	$7,306	$7,306
Input tax credit denial (temporary)	$163	$107	$107
Rebates:
- Point of sale	$(359)	$(358)	$(358)
- Municipalities, charities & non profit organizations	$(311)	$(305)	$(305)
- SUCH sector	$(233)	$(225)	$(225)
- New housing	$(475)	$(469)	$(469)
- Residential energy use	$(195)	$(197)	$(197)
Other sales taxes	$116	$133	$143
Components of social service tax revenue
Social service	$30	$40	$45
Tax on designated property (12% rate)	$86	$93	$98
Fuel and carbon taxes	$1,914	$1,934	$1,889
Carbon tax	$950	$970	$960
Calendar Year
Real GDP	2.0%	2.0%	2.0%
Gasoline volumes	1.0%	-7.3%	-4.0%
Diesel volumes	3.0%	-0.1%	3.0%
Natural gas volumes	1.0%	10.2%	6.6%

Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$25	$25	$25
Natural gas (cents/gigajoule)	124.15 ¢	124.15 ¢	124.15 ¢
Gasoline (cents/litre)	5.56 ¢	5.56 ¢	5.56 ¢
Light fuel oil (cents/litre)	6.39 ¢	6.39 ¢	6.39 ¢

Fuel tax	$964	$964	$929
Carbon tax revenue	$950	$970	$960
Carbon tax rates change on July 1

Components of fuel tax revenue
Consolidated Revenue Fund	$506	$506	$496
BC Transit	$11	$11	$11
BC Transportation Financing Authority	$447	$447	$422
	$964	$964	$929
Property taxes	$1,898	$1,925	$1,924
Calendar Year
BC Consumer Price Index	2.0%	2.4%	2.4%	+/- 1% change in new construction and inflation equals up to +/- $5 million in residential property taxation revenue
Housing starts	24,946	25,000	25,000
Home owner grants (fiscal year)	$-816	$-816	$-816

Components of revenue
Residential (net of home owner grants)	$635	$675	$667
Non-residential	$1,007	$983	$991	+/- 1% change in new construction and inflation equals up to +/- $5 million in non-residential property taxation revenue
Rural area	$84	$90	$90
Police	$23	$28	$28
BC Assessment Authority	$77	$77	$77
BC Transit	$74	$74	$74
Commissions	$(2)	$(2)	$(3)

Second Quarterly Report 2011/12

Appendix

Table A5 2011/12 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Other taxes	$1,899	$1,915	$1,975
Calendar Year
Population	1.5%	1.1%	1.1%
BC Consumer Price Index	2.0%	2.4%	2.4%
BC housing starts	-5.8%	-5.6%	-5.6%
Real GDP	2.0%	2.0%	2.0%
Nominal GDP	4.1%	4.2%	4.2%

Components of revenue
Property transfer	$810	$860	$910
Tobacco (net of commissions)	$676	$641	$651
Corporation capital	$0	$1	$1
Insurance premium	$413	$413	$413
Hotel room (net of commissions)	$0	$0	$0
Energy, sales of Crown land tenures, metals, minerals and other	$2,145	$2,017	$1,987
Natural gas price				+/- $1.00 change in the natural gas price equals +/- $280 to $330 million
Plant inlet, $Cdn/gigajoule	$3.02	$2.82	$2.64
Sumas, $US/ MMBtu	$4.41	$4.46	$4.11	+/- 1% change in natural gas volumes equals +/- $5 to $10 million
Natural gas production volumes (petajoules)	1,476	1,436	1,418
Annual per cent change	26.7%	17.5%	16.0%	+/- 1 cent change in the exchange rate equals +/- $5 million on natural gas royalties
Oil price ($US/bbl at Cushing, Ok)	$86.46	$99.14	$92.68
Auctioned land base (000 hectares)	612	310	310
Average bid price/hectare ($)	$500	$700	$700
Cash sales of Crown land tenures	$306	$217	$217
Metallurgical coal price ($US/tonne, fob west coast)	$224	$239	$258
Copper price ($US/lb)	$3.65	$4.01	$3.76
Annual electricity volumes set by treaty (million mega-watt hours)	4.5	4.5	4.5	+/- 10% change in the average Mid-Columbia electricity price equals +/- $10 to $20 million
Mid-Columbia electricity price ($US/mega-watt hour)	$37	$34	$31
Exchange rate (US¢/ Cdn$, calendar year)	99.7	102.9	100.7
Components of revenue

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Natural gas royalties	$447	$413	$381
Bonus bids, fees and rentals	$929	$915	$915
Petroleum royalties	$84	$109	$90
Columbia River Treaty electricity sales	$150	$130	$120
Coal	$387	$336	$381
Minerals, metals and other	$107	$73	$59
Oil and Gas Commission fees and levies	$41	$41	$41
Royalty programs and infrastructure credits
Summer drilling	$-40	$-14	$-25
Deep drilling	$-130	$ - 204	$-186
Road and pipeline infrastructure	$-120	$-111	$-86
Total	$-290	$-329	$-297
Implicit average natural gas royalty rate	10.0%	10.2%	10.1%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Second Quarterly Report 2011/12

Appendix

Table A5 2011/12 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Forests	$526	$494	$476
Prices (calendar year average)				+/- US$50 change in SPF
SPF 2x4 ($US/1000 bd ft)	$263	$262	$257	price equals +/- $25 to
Random Lengths Composite				$ 50 million
($US/thousand board feet)	$298	$283	$276	+/- US$50 change in hemlock
Hemlock price ($US/1000 bd ft)	$713	$771	$789	price equals +/- $5 to $10
Pulp ($US/tonne)	$888	$990	$970	million
Coastal log ($Cdn/cubic metre)				+/- US$50 change in pulp price
(Vancouver Log Market, fiscal year)	$69	$71	$72	equals +/-$5 to $10 million
				+/- Cdn$10 change in average
Fiscal Year Trade Assumptions				log price equals +/-$10 to
Export tax rate (effective rate)	11.3%	15.0%	15.0%	$ 20 million
Lumber shipments and consumption (billion board feet)

+/- 1 cent change in exchange rate equals

+/- $5 to $10 million on stumpage revenue

+/- 10% change in Interior harvest volumes equals

+/- $10 to $15 million

+/- 10% change in Coastal harvest volumes equals +/- $3 to $10 million

The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.

U.S. lumber consumption	33.9	32.9	32.5
BC surge trigger volumes	7.2	7.0	6.9
BC lumber exports to US	6.4	4.9	4.5

Crown harvest volumes (million cubic metres)
Interior	47.4	48.0	48.5
Coast	11.6	12.0	13.5
Total	59.0	60.0	62.0
BC Timber Sales (included in above)	11.8	11.8	11.3
Components of revenue
Tenures	$157	$135	$129
BC Timber Sales	$158	$158	$158
Federal border tax (SLA 2006 )	$174	$159	$143
Logging tax	$12	$12	$12
Other CRF revenue	$14	$15	$15
Recoveries	$11	$15	$19
Other natural resources	$429	$420	$422
Components of revenue
Water rental and licences*	$362	$360	$360
Recoveries	$48	$41	$41
Angling and hunting permits and licences	$12	$12	$12
Recoveries	$7	$7	$9

*BC Hydro rate increases are indexed to Consumer Price Index

Other revenue	$8,702	$8,537	$8,435
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,699	$2,702	$2,661
Recoveries	$218	$226	$184
Crown corporations and agencies	$106	$98	$100
Other service delivery agencies	$1,684	$1,736	$1,748
Investment earnings
Consolidated Revenue Fund	$78	$63	$63
Fiscal agency loans & sinking funds earnings	$814	$805	$788
Crown corporations and agencies	$36	$34	$30
Other service delivery agencies	$109	$113	$93
Sales of goods and services	$738	$807	$871
Miscellaneous
Consolidated Revenue Fund	$188	$185	$189
Recoveries	$510	$556	$563
Crown corporations and agencies	$385	$73	$85
Other service delivery agencies	$1,137	$1,139	$1,060

Second Quarterly Report 2011/12

Appendix

Table A5 2011/12 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Health and social transfers	$5,398	$5,377	$5,371
National Cash Transfers
Canada Health Transfer (CHT)	$26,952	$26,952	$26,952
Wait Times Reduction Transfer (WTRT)	$250	$250	$250	+/- 0.1% change in BC’s
Canada Social Transfer (CST)	$11,514	$11,514	$11,514	population share equals
BC share of national population (June 1)	13.34%	13.30%	13.27%	+/- $45 to $50 million
BC health and social transfers revenue
CHT	$3,806	$3,794	$3,804
WTRT	$33	$33	$33
CST	$1,536	$1,530	$1,527
Prior-year adjustments	—	-$ 3	-$ 16
Health deferral
Diagnostic and Medical Equipment	$16	$16	$16
Medical Equipment Trust	$7	$7	$7
Other federal contributions	$2,182	$1,648	$2,299
Components of revenue
HST Transition Payment	$580	—	$580
Other Consolidated Revenue Fund	$192	$192	$231
Labour Market Development Agreement	$296	$284	$284
Local Government Services and Transfers	$50	$64	$64
Canada-BC Co-operation on Immigration	$97	$97	$97
Labour Market Agreement	$66	$66	$66
Community Development Trust	$5	—	—
Other recoveries	$182	$195	$207
Crown corporations and agencies	$236	$238	$259
Other service delivery agencies	$478	$512	$511
Service delivery agency direct revenue	$5,559	$5,400	$5,378
School districts	$481	$481	$481
Post-secondary institutions	$2,685	$2,801	$2,777
Health authorities and hospital societies	$735	$793	$802
BC Transportation Financing Authority	$493	$489	$474
Other service delivery agencies	$1,165	$836	$844
Commercial Crown corporation net income	$2,941	$2,720	$2,720
BC Hydro	$611	$592	$595
reservoir water inflows	100%	100%	100%	+/-1% in hydro generation = +/-$10 million +/-10% = -/+$5 million
mean gas price	4.61	4.30	4.30
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	35.77	28.69	28.69	+/-$1/MWh in electricity trade margins = +/-$30 million
(Mid-C, $US/MWh)
assumed rate increases:
- base rate	9.73%	8.00%	8.00%
- rate rider changes from prior year	-1.03%	-1.03%	-1.03%
ICBC	$290	$149	$0
vehicle growth	+ 1.8%	+ 0.6%	+ 1.1%	+/-1% = +/-$37 million
current claims cost percentage change	+ 1.2%	+ 5.4%	+ 5.4%	+/-1% = -/+$29 million
investment return	4.6%	4.5%	3.6%	+/-1% return = +/-$115 million
loss ratio	85.3%	88.6%	89.9%

Second Quarterly Report 2011/12

Appendix

Table A6 2011/12 Material Assumptions – Expense

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities

Advanced Education	1,980	1,980	1,980
Student spaces in public institutions (# FTEs)	201,792	201,792	201,792	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.

Attorney General	443	443	443
New cases filed/processed (# for all courts)	295,000	295,000	295,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceedings Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Children and Family Development	1,331	1,331	1,331
Average children-in-care caseload (#)	8,300	8,300	8,300

Caseload is expected to decline due to large number of 15 to 17 year olds currently in the system who will reach maturity. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2.8 million.

Average annual residential cost per child in care ($)	34,500	34,500	34,500

Education	5,242	5,242	5,242
Enrolment (# of FTEs)	564,933	564,933	564,933	Enrolment figures are based on BC Stats enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K–12)	521,022	521,022	521,022
Expanded full-day kindergarten	15,085	15,085	15,085
Distributed Learning (online)	15,000	15,000	15,000
Summer	5,890	5,890	5,890
Adults	7,937	7,937	7,937

Forests, Lands and Natural Resource Operations	590	590	590
BC Timber Sales	164	164	164

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	63	63	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.

Health	15,714	15,714	15,714
Pharmacare	1,140	1,140	1,134	A 1% change in utilization or drug prices affects costs by approximately $10 million.

Medical Services Plan (MSP)	3,802	3,802	3,794	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.

Regional Services	10,541	10,541	10,551

Second Quarterly Report 2011/12

Appendix

Table A6 2011/12 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities

Public Safety and Solicitor General	635	652	682
Policing, Victim Services and Corrections	527	527	527	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	15	32	62	The number and severity of natural disasters.

Social Development	2,338	2,338	2,338
Temporary Assistance annual average caseload (#)	53,100	53,100	53,100

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	78,600	78,600	78,600

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	131,700	131,700	131,700	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:
Average caseload (#)	5,600	5,600	5,600	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.3 million.
Average cost per client ($)	71,500	71,500	71,500
Day Programs:
Average caseload (#)	13,800	13,800	13,800
Average cost per client ($)	16,600	16,600	16,600
Personal Supports Initiative
Average caseload (#)	300	300	300
Average cost per client ($)	20,400	20,400	20,400

Management of Public Funds and Debt	1,349	1,330	1,296
Interest rates for new provincial borrowing:				Impact on MoPD on interest costs of a 1% change in interest rates equals $31.1 million; $100 million increase in debt level equals $0.8 million.
Short-term	1.66%	1.25%	0.97%
Long-term	4.17%	4.06%	3.46%
CDN/US exchange rate (cents)	99.9	96.7	99.4

Service delivery agency net spending	4,643	4,685	4,833
School districts	192	123	123
Post-secondary institutions	2,649	2,722	2,733
Health authorities and hospital societies	552	550	651
BC Transportation Financing Authority	947	900	881
Other service delivery agencies	303	390	445

Second Quarterly Report 2011/12

Appendix

Table A7 2011/12 Full-Time Equivalents (FTEs) (1)

	2011/12 (2)			Actual
FTEs	Budget	Forecast	Variance	2010/11
Ministries and special offices (consolidated revenue fund)	26,156	26,156	—	30,221
Service delivery agencies (3)	4,441	4,441	—	4,423
Total FTEs	30,597	30,597	—	34,644

(1)

Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)	The ministry 2011/12 FTE total includes a reduction of about 3,000 FTEs reflecting the shift of BC Ambulance Service oversight from the Ministry of Health to the Provincial Health Services Authority.

(3)	Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table A8 2011/12 Capital Spending

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxpayer-supported
Education
School districts	260	319	59	204	520	570	50	433
Post-secondary institutions	300	265	(35)	335	599	713	114	925
Health	430	272	(158)	364	859	886	27	916
BC Transportation Financing Authority	592	635	43	719	986	1,047	61	1,080
BC Transit	81	19	(62)	17	162	66	(96)	39
Vancouver Convention Centre expansion project	—	1	1	4	—	3	3	10
BC Place redevelopment	147	159	12	105	147	247	100	197
Government operating (ministries)	169	86	(83)	70	332	268	(64)	261
Other (1)	134	115	(19)	119	300	279	(21)	252
Capital spending contingencies (2)	—	—	—	—	200	82	(118)	—
Total taxpayer-supported	2,113	1,871	(242)	1,937	4,105	4,161	56	4,113
Self-supported
BC Hydro	1,101	884	(217)	736	2,195	2,082	(113)	1,519
Columbia River power projects (3)	70	61	(9)	8	98	89	(9)	67
Transportation Investment Corporation (Port Mann)	359	400	41	425	717	815	98	738
BC Rail	9	5	(4)	—	18	17	(1)	6
ICBC	47	47	—	7	81	96	15	48
BC Lotteries	55	38	(17)	34	109	105	(4)	81
Liquor Distribution Branch	12	6	(6)	4	25	25	—	18
Total self-supported	1,653	1,441	(212)	1,214	3,243	3,229	(14)	2,477
Total capital spending	3,766	3,312	(454)	3,151	7,348	7,390	42	6,590

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, other service delivery agencies and project reserves held by the Ministry of Finance.

(2)	Includes $50 million for ministry capital contingencies.

(3)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2011/12

Appendix

Table A9 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the 2011/12 first Quarterly Report.

	Projected	Total Costs	Projected	Total	Project Financing
	Completion	to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date	Sept. 30, 2011	Complete	Costs	Debt	Government	Contributions
Taxpayer-supported
School districts
Revelstoke Elementary and Secondary	Fall 2012	41	19	60	58	—	2
Chilliwack Secondary	Fall 2012	4	54	58	58	—	—
Burnaby Central Secondary	Spring 2012	44	20	64	64	—	—
Centennial Secondary	Fall 2014	—	62	62	62	—	—
Alberni District Secondary	Fall 2012	22	36	58	54	—	4
Full-day kindergarten	Fall 2012	76	68	144	144	—	—
Total school districts		187	259	446	440	—	6
Post-secondary institutions
University of British Columbia
– Pharmaceutical Sciences and Centre for Drug Research & Development	Fall 2012	49	84	133	86	3	44
Health facilities
Jim Pattison Outpatient Care and Surgery Centre (2)
– Government direct cost	Spring 2011	54	11	65	65	—	—
– P3 contract	Spring 2011	172	—	172	172	—	—
Victoria Royal Jubilee Hospital – Patient Care Centre
– Government direct cost	Spring 2013	137	13	150	23	—	127
– P3 contract	Spring 2011	199	—	199	199	—	—
Fort St. John Hospital and Residential Care
– Government direct cost	Spring 2012	231	34	265	169	—	96
– P3 contract	Spring 2012	—	33	33	33	—	—
Expansions to Kelowna General and Vernon Jubilee Hospitals
– Government direct cost	Spring 2012	246	29	275	26	—	249
– P3 contract	Spring 2012	158	—	158	158	—	—
Northern Cancer Control Strategy (3)
– Government direct cost	Fall 2012	56	35	91	87	—	4
– P3 contract	Fall 2012	14	1	15	15	—	—
Lions Gate Hospital (Mental Health) Redevelopment (4)	Fall 2013	—	58	58	34	—	24
Surrey Emergency/Critical Care Tower (5)
– Government direct cost	Summer 2014	44	263	307	287	—	20
– P3 contract	Summer 2014	47	132	179	179	—	—
Interior Heart and Surgical Centre (6)	Spring 2017	77	316	393	302	—	91
Children’s and Women’s Hospital (7)	Fall 2017	8	674	682	532	—	150
Total health facilities		1,443	1,599	3,042	2,281	—	761
Transportation
South Fraser Perimeter Road
– Government direct cost	Summer 2014	727	335	1,062	714	348	—
– P3 contract	Summer 2014	88	114	202	202	—	—
Sierra Yoyo-Desan Road upgrade	Fall 2012	77	110	187	187	—	—
Total transportation		892	559	1,451	1,103	348	—
Other
Vancouver Convention Centre expansion project	Summer 2009(8)	834	2	836	494	222	120
BC Place redevelopment (9)	Fall 2011	475	88	563	563	—	—
Integrated case management system	Fall 2014	88	94	182	179	3	—
Surrey Pretrial Service Centre expansion (10)	Fall 2013	11	93	104	104	—	—
e-Health initiative (11)	Spring 2013	234	28	262	138	124	—
Total other		1,642	305	1,947	1,478	349	120
Total taxpayer-supported		4,213	2,806	7,019	5,388	700	931

Second Quarterly Report 2011/12

Appendix

Table A9 Capital Expenditure Projects Greater Than $50 million (1) (continued )

Note: Information in bold type denotes changes from the 2011/12 first Quarterly Report .

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		Sept. 30, 2011	Complete	Costs	Debt	Government	Contributions
Self-supported
Transportation
Port Mann Bridge / Highway 1	Winter 2013		2,131	1,188	3,319	3,319	—	—
Power generation and transmission
BC Hydro (12)
– GM Shrum G1–G4 stator replacement	Fall 2010	(8)	75	1	76	76	—	—
– Revelstoke Unit 5 generation	Fall 2010	(8)	242	7	249	249	—	—
– Central Vancouver Island transmission line	Fall 2010	(8)	59	1	60	60	—	—
– Cheakamus spillway gate reliability upgrade	Summer 2011	(8)	60	3	63	63	—	—
– Fort Nelson generating station upgrade (13)	Fall 2011		133	16	149	149	—	—
– Columbia Valley transmission	Fall 2012		42	91	133	133	—	—
– Stave Falls spillway gate reliability upgrade (13)	Winter 2013		26	38	64	64	—	—
– Mica gas insulated switchgear replacement (13)	Winter 2013		100	88	188	188	—	—
– Vancouver City Central transmission	Spring 2013		68	109	177	177	—	—
– Smart metering and infrastructure program	Summer 2013		142	788	930	930	—	—
– Dawson Creek area reinforcement (13)	Fall 2013		6	244	250	250	—	—
– Northwest transmission line	Spring 2014		45	516	561	234	130	197
– Seymour Arm series capacitor (13)	Spring 2014		1	99	100	100	—	—
– Hugh Keenleyside spillway gate reliability upgrade (13)	Spring 2014		20	74	94	94	—	—
– Interior to Lower Mainland transmission line	Winter 2015		62	647	709	709	—	—
– GM Shrum units 1 to 5 turbine upgrade (13)	Spring 2015		22	266	288	288	—	—
– Mica units 5 and 6 project (13)	Fall 2015		121	618	739	739	—	—
– Ruskin Dam safety and powerhouse upgrade (13)	Winter 2018		60	720	780	780	—	—
– Southern Interior series compensation (13)	Fall 2018		1	81	82	82	—	—
– John Hart replacement (13)	TBD		52	1,298	1,350	1,350	—	—
Columbia River power projects (14)
– Waneta Dam power expansion	May 2015		99	250	349	349	—	—
Total power generation and transmission			1,436	5,955	7,391	7,064	130	197
Other
British Columbia Lottery Corporation
– Gaming management system	Winter 2015		—	104	104	104	—	—
Insurance Corporation of British Columbia
– Business transformation program	Fall 2016		39	128	167	167	—	—
Total other			39	232	271	271	—	—
Total self-supported			3,606	7,375	10,981	10,654	130	197
Total $50 million projects			7,819	10,181	18,000	16,042	830	1,128

(1)

Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown do not include an additional $2 million to establish an offsite access road to the facility.
(3)	Figures shown do not include an approved project reserve of $5 million.
(4)	Figures shown do not include an approved project reserve of $4 million.
(5)	Figures shown do not include an approved project reserve of $26 million. The Emergency Department is expected to be operational by summer 2013.
(6)	Figures shown are based on preliminary Treasury Board approvals and do not include an approved project reserve of $55 million. These amounts will change after P3 contracts are finalized.
(7)	Figures shown are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(8)	Assets have been put into service and only trailing costs remain.
(9)	BC Place redevelopment includes $458 million to upgrade the stadium and install a retractable roof, and $105 million to refurbish the facilities.
(10)	Figures shown do not include an approved project reserve of $9 million.
(11)

The e-Health initiative is comprised of 7 distinct projects. Figures shown reflect the total costs of the 7 Ministry of Health’s provincially co-ordinated e-Health projects. The federal government portion is an estimate based on a signed agreement with Canada Health Infoway and the actual amount may vary, depending on eligible project costs incurred.

(12)

BC Hydro has restated the capital cost of a number of its projects to conform with the move to International Financial Reporting Standards. For further details, please see Appendix I of the F2012-F2014 Amended Revenue Requirements Application currently before the BC Utilities Commission.

(13)	Total costs and completion dates for these projects vary depending on the final scope. Information shown represents current assumptions.
(14)

Joint ventures of the Columbia Power Corporation and Columbia Basin Trust. In October 2010, CPC/CBT reached an agreement for a partnership with Fortis Inc to develop an electricity generating facility at the Waneta Dam south of Trail. Capital spending information reflects 49 per cent of the total project — CPC’s 32.5 per cent share combined with CBT’s 16.5 per cent share.

Second Quarterly Report 2011/12

Appendix

Table A10 2011/12 Provincial Debt (1)

	Year-to-Date to September 30				Full Year
	2011/12			Actual	2011/12			Actual
($ millions)	Budget	Actual	Variance	2010/11	Budget	Forecast	Variance	2010/11
Taxpayer-supported debt
Provincial government operating	5,679	3,849	(1,830)	2,988	6,067	6,469	402	4,268
Provincial government general capital	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	8,375	6,545	(1,830)	5,684	8,763	9,165	402	6,964
Other taxpayer-supported debt (mainly capital)
Education (2)
School districts	6,268	5,981	(287)	5,602	6,499	6,552	53	6,016
Post-secondary institutions	4,155	4,050	(105)	3,824	4,218	4,212	(6)	4,092
	10,423	10,031	(392)	9,426	10,717	10,764	47	10,108
Health (2),(3)	5,153	4,916	(237)	4,407	5,411	5,307	(104)	4,895
Highways and public transit
BC Transportation Financing Authority (4)	6,197	5,921	(276)	5,311	6,493	6,391	(102)	5,785
Public transit	997	1,000	3	997	997	1,000	3	997
SkyTrain extension	1,153	1,175	22	1,154	1,153	1,175	22	1,155
BC Transit	206	193	(13)	155	240	181	(59)	158
	8,553	8,289	(264)	7,617	8,883	8,747	(136)	8,095
Other
Social housing (5)	635	596	(39)	420	716	675	(41)	511
Provincial government general capital	903	647	(256)	363	1,087	873	(214)	570
BC Pavilion Corporation	371	337	(34)	188	445	445	—	250
BC Immigrant Investment Fund	376	366	(10)	327	406	407	1	347
Homeowner Protection Office	—	—	—	—	—	—	—	—
Other (6)	311	95	(216)	119	388	138	(250)	115
	2,596	2,041	(555)	1,417	3,042	2,538	(504)	1,793
Total other taxpayer-supported	26,725	25,277	(1,448)	22,867	28,053	27,356	(697)	24,891
Total taxpayer-supported debt	35,100	31,822	(3,278)	28,551	36,816	36,521	(295)	31,855
Self-supported debt
Commercial Crown corporations
BC Hydro	12,378	12,636	258	11,537	13,537	13,520	(17)	11,710
BC Transmission Corporation	—	—	—	—	—	—	—	—
Columbia River power projects (7)	465	483	18	190	463	482	19	183
BC Lotteries	77	110	33	57	87	98	11	85
Transportation Investment Corporation (Port Mann)	1,672	1,631	(41)	1,022	1,983	1,968	(15)	1,148
Liquor Distribution Branch	—	—	—	1	—	—	—	—
Post-secondary institutions’ subsidiaries	201	173	(28)	201	201	173	(28)	173
	14,793	15,033	240	13,008	16,271	16,241	(30)	13,299
Warehouse borrowing program	—	1,522	1,522	1,555	—	—	—	—
Total self-supported debt	14,793	16,555	1,762	14,563	16,271	16,241	(30)	13,299
Forecast allowance	—	—	—	—	350	350	—	—
Total provincial debt	49,893	48,377	(1,516)	43,114	53,437	53,112	(325)	45,154

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)

Health facilities’ debt includes public-private partnership obligations of $848 million for the six months ended September 30, 2010, $952 million for the six months ended September 30, 2011, $935 million for fiscal 2010/11 and $994 million forecast for fiscal 2011/12.

(4)

BC Transportation Financing Authority debt includes public-private partnership obligations of $817 million for the six months ended September 30, 2010, $863 million for the six months ended September 30, 2011, $838 million for fiscal 2010/11 and $904 million forecast for fiscal 2011/12.

(5)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(6)

Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(7)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2011/12

Appendix

Table A11 2011/12 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2011	2011	2012
Financial assets
Cash and temporary investments	3,096	3,818	2,398
Other financial assets	9,603	8,876	9,429
Sinking funds	1,410	1,508	1,299
Investments in commercial Crown corporations:
Retained earnings	6,968	6,397	6,925
Recoverable capital loans	12,947	14,376	15,586
	19,915	20,773	22,511
Warehouse borrowing program assets	—	1,522	—
	34,024	36,497	35,637
Liabilities
Accounts payable and accrued liabilities	7,664	8,788	7,651
Deferred revenue	10,854	11,587	10,568
Debt:
Taxpayer-supported debt	31,855	31,822	36,521
Self-supported debt	13,299	16,555	16,241
Forecast allowance	—	—	350
Total provincial debt	45,154	48,377	53,112
Add: debt offset by sinking funds	1,410	1,508	1,299
Less : guarantees and non-guaranteed debt	(421)	(742)	(715)
Financial statement debt	46,143	49,143	53,696
	64,661	69,518	71,915
Net liabilities	(30,637)	(33,021)	(36,278)
Capital and other non-financial assets
Tangible capital assets	34,390	35,229	36,547
Other non-financial assets	1,079	1,190	1,159
	35,469	36,419	37,706
Accumulated surplus (deficit)	4,832	3,398	1,428

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2011	2012
(Surplus) deficit for the period	823	3,091
Comprehensive income and accounting adjustments (increase) decrease	611	313
(Increase) decrease in accumulated surplus	1,434	3,404
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,871	4,161
Less: amortization and other accounting changes	(1,032)	(2,004)
Change in net capital assets	839	2,157
Increase (decrease) in other non-financial assets	111	80
	950	2,237
Increase (decrease) in net liabilities	2,384	5,641
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	722	(698)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(571)	(43)
Self-supported capital investments	1,441	3,229
Less: loan repayments and other accounting changes	(12)	(590)
	858	2,596
Other working capital changes	(964)	14
	616	1,912
Increase (decrease) in financial statement debt	3,000	7,553
(Increase) decrease in sinking fund debt	(98)	111
Increase (decrease) in guarantees and non-guaranteed debt	321	294
Increase (decrease) in total provincial debt	3,223	7,958

Second Quarterly Report 2011/12

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BRITISH COLUMBIA

Ministry of Finance